THE LIFE INSURANCE COMPANY OF VIRGINIA
                            DISABILITY BENEFIT RIDER

The amount of Disability Benefit is shown in the policy data pages.

We will credit the Disability Benefit as a premium paid on this Policy, on each Monthly Anniversary Day while the Insured is totally disabled. (See Statutory Limitations below.) We will not credit Disability Benefits until after six months of continuous total disability. After we receive proof the Insured has been continuously totally disabled for six months, we will credit as a premium paid on this Policy the total of the Disability Benefits that became payable before we received the proof.

Coverage will continue as though you were paying premiums equal to the Disability Benefit being credited. We will continue to subtract monthly deductions.

The total disability must start while this rider is in effect. It also must start before the policy anniversary nearest the Insured's 65th birthday.

We will not credit any Disability Benefit on or after the policy anniversary nearest the Insured's 65th birthday, except as provided below.

Statutory Limitations
Federal Tax Law, or other statutes, may affect the amount that may be paid as premiums on this Policy. Payment of too large a premium could jeopardize the status of this Policy as life insurance. In the event a Disability Benefit becomes payable, and is so large as to jeopardize the tax status of this Policy as life insurance, we will waive the monthly deductions due under this Policy, including the monthly costs of any benefits provided by rider.

See the Change in Amount of Disability  Benefit provision.

When this Rider is Effective
Coverage provided as a result of the original application for this rider goes into effect on the Policy Date unless another effective date is shown in the policy data pages.

Coverage under this rider will end:
        o  on the policy anniversary nearest the Insured's 65th birthday; or

        o  if the grace period ends without sufficient premium being paid; or

        o  if the Policy is surrendered; or

        o  if you send a written request to end the rider; or

        o  if the Policy ends.

Disability Benefits will be payable on or after the policy anniversary nearest the Insured's 65th birthday only if on that date the Insured:

        o  is totally disabled; and

        o has been continuously totally disabled during the previous five years; and

        o  was entitled to benefits under this rider.

Totally Disabled
The Insured will be considered totally disabled if the total disability:

        o  results from bodily injury or disease; and

        o  continues uninterrupted for at least six months; and

        o during its first two years causes the Insured to be unable to perform the substantial duties of his or her regular occupation; and

        o after its first two years causes the Insured to be unable to perform the substantial duties of any and every occupation or work for pay or profit for which he or she is qualified by education, training or experience.

Any of the following losses will be presumed to cause the Insured to be totally disabled:

        o  The entire, irrevocable loss of sight of both eyes.

        o  The loss of use of both hands.

        o  The loss of use of both feet.

        o  The loss of use of one hand and one foot.

The loss must occur after this rider goes into effect.

Exceptions
We will not credit Disability Benefits if total disability or presumed total disability results from:

        o  an intentionally self-inflicted injury, while sane or insane; or

        o an injury that occurred or disease that first became manifest before this rider went into effect; or

        o war, whether or not declared, or any act of war, or participation in an insurrection; or

        o  service in any armed force engaged in a military conflict.

Limits on Contesting this Rider
With respect to coverage originally provided by this rider on its effective date, we will not contest this rider after it has been in effect for two years during the Insured's life and without the start of total disability. With respect to increases in coverage, we will not contest an increase in coverage under this rider after the increase has been in effect for two years during the Insured's life and without the start of total disability.

Change in Amount of Disability Benefit
You can increase or decrease the amount of Disability Benefit payable under this rider subject to our guidelines. To make a change, send a written request along with the Policy to our Home Office.

Decrease. A decrease will be effective on the Monthly Anniversary Day after we receive the request.

Increase. You must apply for an increase on a supplemental application. You will have to submit evidence satisfactory to us that the Insured is insurable under our standards in effect for this benefit at the time we receive the application. Any increase will become effective on the date shown in the supplemental policy data page, subject to deduction of the cost of the increased benefit from the Account Value of the Policy.

Required Decrease. If the Specified Amount under the Policy is decreased, we will reduce the Disability Benefit, if necessary, to the greatest amount that will comply with any statutory limitations in effect at that time.

Claiming Benefits Under this Rider
Send us written notice and proof of the Insured's total disability. We must receive proof of claim while the Insured is alive and totally disabled. If this cannot be done, we will not reduce or deny the claim if we receive notice and proof as soon as reasonably possible. We will not credit any Disability Benefit due prior to 12 months before we receive notice of disability.

We require that proof of continuing total disability be given to us periodically. We will not require proof more than once a year after total disability has continued for two years. If the Insured fails to give required proof, we will not credit any future Disability Benefits.

Cost of this Rider
This rider is issued in consideration of the application and the inclusion of the monthly cost of Disability Benefit in the Policy's monthly deduction.

The monthly cost of Disability Benefit is shown in the policy data pages.

This rider is subject to the provisions of the Policy.

For The Life Insurance Company of Virginia.



                                                              President